Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TOR MINERALS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $1.25

(Title of Class of Securities)

890878309

(CUSIP Number)

Mark A. Graber

58 Oakwell Farms Parkway

San Antonio, Texas 78218

(210) 240-4795

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box.    ☐

CUSIP No. 890878309

(1)	Names of reporting persons: Mark A. Graber
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF (See Items 3 and 4)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each person with:	(7)	Sole voting power 32,700
	(8)	Shared voting power 388,888(*)
	(9)	Sole dispositive power 32,700
	(10)	Shared dispositive power 388,888(*)
(11)	Aggregate amount beneficially owned by each reporting person: 421,588
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 19.9%(**)
(14)	Type of reporting person: IN

(*)	The shares of common stock of the Issuer (the “Shares”) set forth in Items (8) and (10) include (A) 2,000 shares owned by Mrs. Yolanda Graber, the Reporting Person’s wife and on whose behalf Reporting Person has voting control, (B) 85,000 shares owned by X-L Investments, a Texas general partnership in which Reporting Person is a partner and has voting control, (C) 94,340 shares issuable upon conversion of the Issuer’s 6% Subordinated Convertible Debentures due 2016 issued to X-L Investments, (D) 94,340 shares issuable upon exercise of warrants issued to X-L Investments, (E) 56,604 shares issuable upon conversion of the Issuer’s 6% Subordinated Convertible Debentures due 2016 issued to Five Star Investments, a Texas general partnership over which Reporting Person has voting control and (F) 56,604 shares issuable upon exercise of warrants issued to Five Star Investments.
(**)	2,122,373 shares of common stock of the Issuer are issued and outstanding as of October 27, 2011.

CUSIP No. 890878309

(1)	Names of reporting persons: X-L Investments
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC (See Items 3 and 4)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each person with:	(7)	Sole voting power 273,680
	(8)	Shared voting power 0
	(9)	Sole dispositive power 273,680
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person: 273,680
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 12.9%(*)
(14)	Type of reporting person: PN

(*)	2,122,373 shares of common stock of the Issuer are issued and outstanding as of October 27, 2011.

CUSIP No. 890878309

(1)	Names of reporting persons: Five Star Investments
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC (See Items 3 and 4)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each person with:	(7)	Sole voting power 113,208
	(8)	Shared voting power 0
	(9)	Sole dispositive power 113,208
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person: 113,208
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 5.3%(*)
(14)	Type of reporting person: PN

(*)	2,122,373 shares of common stock of the Issuer are issued and outstanding as of October 27, 2011.

Item 1	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on February 26, 2010, as amended by Amendment No. 1 filed on November 15, 2010 and Amendment No. 2 filed on April 8, 2011 (the “Prior Amendment”). This Amendment relates to the common stock, par value $1.25 (“Common Stock”), of TOR Minerals International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 722 Burleson Street, Corpus Christi, Texas 78403.

Item 2	Identity and Background

(a) Pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Act”), Mark A. Graber (“Graber”), X-L Investments, a Texas general partnership in which Graber is a partner and has voting control (“X-L”), and Five Star Investments, a Texas general partnership over which Graber has voting control (“Five Star”, and together with Graber and X-L, the “Reporting Persons”) hereby file this Schedule 13D Statement. Additionally, information is included herein with respect to Ms. Yolanda Graber, Graber’s wife and on whose behalf Graber has voting control (“Yolanda Graber”). The Reporting Persons and Yolanda Graber are sometimes hereinafter collectively referred to as the “Item 2 Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The address of the principal business office or residence of each of the Item 2 Persons is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.

(c) Graber’s principal occupation or employment is an investor. X-L and Five Star are both investment general partnerships engaged principally in the business of making private investments.

(d), (e) During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 3	Source and Amount of Funds or Other Consideration

The shares of Common Stock, warrants to purchase Common Stock, and debentures convertible into Common Stock reported herein were acquired with Graber’s personal assets and with X-L’s and Five Star’s working capital. See Item 5 below.

Item 4	Purpose of Transaction

This Amendment is being filed due to the exercise of certain warrants by Graber and X-L on December 12, 2011. The number of shares beneficially owned by the Reporting Persons has not changed from the Prior Amendment. The Reporting Persons purchased the Common Stock of the Company solely for investment purposes, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Other than discussed herein, the Reporting Persons currently have no plans to effect:

(a) an acquisition by any person of additional securities of the Issuer, or a disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) any change in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) the delisting of any class of securities of the Issuer from a national securities exchange or the ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Persons intend to reevaluate continuously their investments in the Company and may, based on such reevaluation, determine at a future date to change their current positions with respect to any action enumerated above.

Item 5	Interest in Securities of the Issuer

(a), (b), (d)

(i) Graber may be deemed to beneficially own an aggregate of 421,588 shares of Common Stock, or 19.9% of the outstanding shares of Common Stock, which consist of:

(1)	32,700 shares held for Graber’s account;

(2)	2,000 shares held for Yolanda Graber’s account;

(3) 85,000 shares held for the account of X-L;

(4) 94,340 shares underlying the Debentures held for the account of X-L that are exercisable at or within sixty days of the date hereof;

(5) 56,604 shares underlying the Debentures held for the account of Five Star that are exercisable at or within sixty days of the date hereof;

(6) 94,340 shares underlying warrants held for the account of X-L that are exercisable at or within sixty days of the date hereof; and

(7) 56,604 shares underlying warrants held for the account of Five Star that are exercisable at or within sixty days of the date hereof.

(ii) X-L may be deemed to beneficially own an aggregate of 273,680 shares of Common Stock, or 12.9% of the outstanding shares of Common Stock, which consist of:

(1) 85,000 shares held for the account of X-L Investments;

(2) 94,340 shares underlying the Debentures held for the account of X-L that are exercisable at or within sixty days of the date hereof; and

(3) 94,340 shares underlying warrants held for the account of X-L that are exercisable at or within sixty days of the date hereof.

(iii) Five Star may be deemed to beneficially own an aggregate of 113,208 shares of Common Stock, or 5.3% of the outstanding shares of Common Stock, which consist of:

(1) 56,604 shares underlying the Debentures held for the account of Five Star that are exercisable at or within sixty days of the date hereof; and

(2) 56,604 shares underlying warrants held for the account of Five Star that are exercisable at or within sixty days of the date hereof.

Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(c) The Reporting Persons have effected the following transactions in the Common Stock within the past 60 days:

Reporting Person	Type of Security	Exercise Date	# of Shares	Price/Share
Mark Graber	Warrants	12/12/2011	25,000	$10.00
X-L Investments	Warrants	12/12/2011	50,000	$10.00

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, there are no agreements or understandings, other than those addressed herein, among the Reporting Persons or between each of the Reporting Persons and any other person regarding the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement, dated February 25, 2010, by and among Mark A. Graber, X-L Investments and Five Star Investments (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 26, 2010)

2.	Subscription Agreement, dated August 21, 2009, by TOR Minerals International, Inc. and X-L Investments (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on February 26, 2010)

3.	Subscription Agreement, dated August 21, 2009, by TOR Minerals International, Inc. and Five Star Investments (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 26, 2010)

4.	Warrant Agreement, dated August 21, 2009, by TOR Minerals International, Inc. in favor of X-L Investments (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons with the SEC on February 26, 2010)

5.	Warrant Agreement, dated August 21, 2009, by TOR Minerals International, Inc. in favor of Five Star Investments (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons with the SEC on February 26, 2010)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012.

/s/ Mark. A Graber
Mark. A Graber